EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-51774 of PerfectData Corporation on Form S-8 of our report, dated February 28, 2006 (except for Note 20, as to which the date is March 28, 2006) appearing in the Annual Report on Form 10-KSB of Sona Mobile Holdings Corp. (formerly known as PerfectData Corporation) for the year ended December 31, 2005 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the ability of Sona Mobile Holdings Corp. to continue as a going concern and an explanatory paragraph relating to a correction in accounting).

/s/ Horwath Orenstein LLP
Chartered Accountants
Toronto, Canada
March 30, 2006